SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. ---)*


                                 FANTATECH, INC.
                -------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    30729M207
                -------------------------------------------------
                                 (CUSIP Number)


                                  Fantatech Inc
                          Unit B, 11/F, Vienna Mansion
                   55 Paterson Street, Causeway Bay, Hong Kong
                                 852 - 2577 3020
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 4, 2005
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    30729M207
           -------------
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1    Name of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     SHENZHEN HUAQIANG TECHNOLOGY CO., LTD.
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2    Check the appropriate box if a member of a group
                                                                        (a)  [_]

                                                                        (b)  [_]
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3    SEC use only

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4    Source of funds

     OO
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5    Check box if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)
                                                                             [_]
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6    Citizenship or place of organization

     PEOPLE'S REPUBLIC OF CHINA
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Number of shares beneficially owned by each reporting person
With:

7    Sole voting power
     6,222,963
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8    Shared voting power
     Not applicable
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9    Sole dispositive power
     6,222,963
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10   Shared dispositive power
     Not applicable
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11   Aggregate amount beneficially owned by each reporting person
     6,222,963 shares
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12   Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [_]
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13   Percent of class represented by amount in row (11)
     20.68% (*)
     (*) Based on 30,096,117 shares of issued and outstanding common stock of the Issuer.

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14   Type of reporting person
     CO

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
Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Fantatech, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive office is located at Unit B, 11/F, Vienna Mansion, 55 Paterson Street, Causeway Bay, Hong Kong

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Item 2.   Identity and Background.

The following information is provided regarding the Reporting Person:

(a)  Name: Shenzhen Huaqiang Technology Co., Ltd.

(b) Business Address: Room 2601 & 2603, 26th Floor, Huaqiang Bldg. A, Shennan Road, Shenzhen, 518031, The People's Republic of China ("China")

(c)  Principal Occupation: Investment holding.

(d) Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: China

The following information is provided regarding the directors and controlling persons of the Reporting Person:

(a)  Directors

Name                  Position
-------------------  -----------
Xinan HU             Director
Dehou FANG           Director
Guohong LI           Director
Yuxin ZHANG          Director
Zheng LI             Director

(b) Address: The reported address of the above-named persons is at Room 2601 & 2603, 26th Floor, Huaqiang Bldg. A, Shennan Road, Shenzhen, 518031 China

(c) Principal shareholders: The Reporting Person is a registered joint stock company (unlisted) in China with over 680 shareholders, of which the top five largest shareholders are as follow:

  Name of Reporting            Other Reported             Percentage of share
Person's Shareholders            Occupation             in the Reporting Person
-------------------------  -------------------------  -------------------------
Shenzhen Shitong Trading
Company Limited            Corporation                             6.0%
Yaoming JU                 Merchant                                1.6%
Caiyu LIANG                Merchant                                1.1%
Liangzhi YANG              Merchant                                1.1%
Xianghui XU                Merchant                                1.1%

(d) The above-named Persons have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) The above-named Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)  Citizenship:  The reported citizenship of the above-named persons are
Chinese.
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Item 3.   Source and Amount of Funds or Other Consideration.

The acquisition of the shares in the Issuer was indirectly made through a share swap between the Reporting Person and the stockholders of a British Virgin Islands company, Vinsway Holding Limited. All of the issued stock of 30,000 shares in Vinsway Holding Limited held by four individuals were exchanged for an aggregated of 1,510,000 shares of common stock representing 2.5% interest in the Reporting Person.

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Item 4.   Purpose of Transaction.

The Reporting Person owned indirectly 6,222,963 shares of Common Stock of the Issuer as a result of a share swap with a company holding the Issuer's Common Stock as one of its assets. The Reporting Person was incorporated in China with extensive investment in different Chinese corporations. One of the Directors of the Reporting Person is also a Director of the Issuer.


Subsequent to the share swap, the Reporting Person, through its effective control in Vinsway Holding Limited, holds a significant controlling interest of 20.68% of the Issuer. It is expected that the change of control will not affect the stability of the management of the Issuer as well as its shareholding structure.

However, the Reporting Person reserves the right to review on a continuing basis its indirect investment in the Issuer and may, depending upon the evaluation of its financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer through its controlled subsidiary.

Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;
(f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.
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
Item 5.   Interest in Securities of the Issuer.

(a) The table below sets forth the aggregate number of shares and percentage of the Issuer's outstanding shares beneficially owned by the Reporting Person.

                                                    Percentage of Total
Reporting Person            Number of Shares          Issuer's shares          Place of Organization
-----------------------  -----------------------  -----------------------   --------------------------
Shenzhen Huaqiang
  Technology Co., Ltd           6,222,963                 20.68%(*)         People's Republic of China

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(*)  Based on 30,096,117 shares outstanding as of November 1, 2004.

(b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of its shares of Common Stock through its controlled subsidiary.

(c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

(d)  Not applicable.

(e)  Not applicable.


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Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

The Reporting Person does not have any contractual arrangement, understandings or relationships with respect to the securities of the Issuer. The following director of the Reporting Persons, however, was granted shares of stock option of the Issuer in their capacity as the key employee of the Issuer on January 6, 2004:

Name/Title                                Shares of Stock Option (*)
-----------------------------------  -----------------------------------
Xinan HU, Director                                            60,000

-------------------------------------------------------------------------------

*    Number of share option revised subsequent to a 2 to 1 reverse share split.

The adjusted strike price is $1.00 per share. The vesting and exercise schedule as set by the Issuer are:

1. The first 50% of the stock options are only vested and exercisable on or after January 7, 2007;
2.   The next 30% are vested and exercisable on or after January 7, 2008;
3.   The rest of the 20% are vested and exercisable on or after January 7, 2009.

The stock options expire on January 6, 2014 or shall be terminated 30 days after employment cessation.

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Item 7. Material to be filed as Exhibits.

        Shares Exchange Agreement dated April 4, 2005
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
                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 5, 2005
                                            ------------------------------------
                                            (Date)

                                            /s/ Zheng LI
                                            ------------------------------------
                                            (Signature)


                                            Zheng LI, Director
                                            ------------------------------------
                                            (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).